FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 18, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On March 15, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing the closing of the previously announced secondary offering by selling shareholders of 7 million of its ordinary shares at $ 28 per share. The selling shareholders also granted the underwriters a 30 day option to purchase up to an additional 1,050,000 of their ordinary shares.

In this offering, by prospectus only, (which can be obtained from Lehman Brothers New York), Lehman Brothers Inc. and CIBC World Markets Corp. acted as joint book-running managers with CitiGroup Global Markets Inc as joint lead manager. Stephens Inc., Thomas Weisel Partners LLC and CE Unterberg Towbin LLC acted as co-managers.

A registration statement relating to these securities was filed and declared effective by the SEC.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated March 15, 2005, titled "Syneron Announces Closing of Secondary Offering"

On March 18, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that the underwriters of the recent secondary offering by selling shareholders of 7 million of its ordinary shares have purchased an additional 937,809 ordinary shares at $ 28 per share pursuant to an over allotment option granted by the selling shareholders in connection with the offering.

This offer is by prospectus only, (as in the recent secondary offering), with Lehman Brothers Inc. and CIBC World Markets Corp. as joint book-running managers, CitiGroup Global Markets Inc as joint lead manager and Stephens Inc., Thomas Weisel Partners LLC and CE Unterberg Towbin LLC as co-managers. A registration statement relating to these securities was filed and declared effective by the SEC.

Exhibit 2	Press release, dated March 18, 2005, titled "Syneron Announces Closing of Over Allotment Shares in Secondary Offering"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: March 18, 2005